Exhibit 1
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FOR IMMEDIATE RELEASE                                               24 June 2008

                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE
                      -------------------------------------
                          FOR FIRST FIVE MONTHS OF 2008
                          -----------------------------
                           REPORTED REVENUES UP 14.6%
                           --------------------------
                       CONSTANT CURRENCY REVENUES UP 8.6%
                       ----------------------------------
                         LIKE-FOR-LIKE REVENUES UP 4.5%
                         ------------------------------
                  FORECAST IN LINE WITH FULL YEAR MARGIN TARGET
                  ---------------------------------------------


The following statement was made by the Chairman at the Company's 36th Annual General Meeting held in London at noon today:

"First, a few comments on current trading over the first five months of this year. 2008 has seen further continued growth in revenue and profit following the record performance in 2007.

On a reportable basis, worldwide revenues were up 14.6%. In constant currencies, revenues were up 8.6%, principally reflecting the strength of the Euro against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 4.5%. This maintains a consistent organic growth rate of approximately 5% over the last three and a quarter years.

As noted in the 2008 first quarter Trading Update, whilst January and February were strong across the board, both geographically and functionally, March was slower principally in Western Continental Europe. In the second quarter the pattern was similar, with April and May reflecting faster growth in the markets of Asia Pacific, the Middle East & Africa, Latin America and Central and Eastern Europe and slower growth in the Western Continental European markets, albeit with some recovery in Germany. Latin American growth remained above 10%.

Geographically, on a constant currency basis, all regions, showed strong revenue growth. In the United States, revenues were up almost 7%. In Europe, the United Kingdom was up over 5% and Continental Europe up 5%. Central and Eastern Europe was up almost 21%. Asia Pacific, Latin America, Africa and the Middle East were up almost 18%.



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


AGM-Trading Statement


By communications services sector, on a constant currency basis, advertising and media investment management was up 4.4%, above the first quarter, information, insight & consultancy up 7.8%, also above the first quarter, public relations and public affairs up almost 9.9%, in line with the first quarter, with branding and identity, healthcare and specialist communications up 15.7%, lower than a substantial 18.0% in the first quarter.

The United States continues to grow, with revenues on a constant currency basis up 7.4%, although lower than the first quarter. In the first quarter, Eastern Continental Europe and the Middle East showed similarly strong growth at over 21% on a like-for-like basis. This has continued into the second quarter, although the Middle East has moved slightly ahead of Eastern Continental Europe and is now our fastest growing area with like-for-like growth of over 20%. Latin America continues the strong growth of 2007, with like-for-like growth of over 14%, reflecting the continuing double digit growth in our media investment management, information, insight and consultancy and direct, internet and interactive businesses. Asia Pacific, remains reasonably strong, with revenue on a like-for-like basis up 8.0%, an increase over the first quarter. This reflects stronger growth in South East Asia of over 10% and weaker growth in Japan, Australia and New Zealand. Mainland China and India have continued the rapid growth seen in 2007 and the first quarter of this year, with revenues on a like-for-like basis up almost 19% and 25% respectively. Western Continental Europe, as mentioned in the first quarter Trading Update, showed some softening in March, particularly in the major markets of Germany, France and Spain. In the first two months of the second quarter there has been some improvement, especially in Germany, although Spain remains difficult. The United Kingdom, continued to show improvement from a low level, with like-for-like growth of almost 3% in the first five months.

By communications services sector, all sectors showed improvement over the first quarter, with the exception of branding & identity, healthcare and specialist communications (including direct, internet and interactive), although this was still our strongest growing sector, with constant currency revenues up almost 16%. There was some softening in our healthcare and other specialist communications businesses in April and May, which reduced the overall growth from that seen in the first quarter albeit at high levels. On the same basis public relations & public affairs was up almost 10%, information insight & consultancy up almost 8% and advertising & media investment management up well over 4%. Direct, internet and interactive related activities now account for over 25% of the Group's revenues, up from 23% last year.

The Group's operating companies continued to show improvement in both revenue and profit, with like-for-like average headcount increasing by 4.9%, compared with revenue growth of 4.5%. However, of the additional



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AGM-Trading Statement


4,520 people at the end of May this year, 3,860 or 85%, were added in the faster growing markets of Asia Pacific, Latin America, Middle East and Africa and
Central and Eastern Europe. Operating margins in the first five months were ahead of budget, with full year forecasts in line with the Group's full year margin objective of 15.5%, compared with 15.0% in 2007. The Company continues to make significant progress in winning major new business assignments.

The Group's professional and financial strategy continues to be focused on six objectives: increasing operating profit by 10% to 15% per annum; increasing operating margins by half to one margin point per annum; reducing staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; continuing to improve our creative reputation and stimulating co-operation among Group companies.

Average net debt for the first five months of this year was (pound)1,855 million, compared to (pound)1,241 million in 2007, at 2008 average exchange rates, an increase of (pound)614 million, reflecting the impact of the net acquisition cost of (pound)645 million for 24/7 Real Media Inc. and other acquisitions and (pound)347 million on share repurchases during the last twelve months. Currently free cash flow amounts to approximately (pound)900 million, or $1.7 billion per annum. Alternatives for the use of this cash flow are capital expenditure, acquisitions, dividends and share buy-backs. Capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long-term.

In the first five months of this year, the Group made acquisitions or increased equity stakes in advertising & media investment management in the United States, the United Kingdom, France, the Netherlands, Portugal, the Ukraine, the Middle East, Ghana, Chile, Guatemala and China; in information, insight & consultancy in the United States, Spain and India; in public relations & public affairs in the United Kingdom and China; in direct, internet and interactive in the United States, China, India, Japan and Malaysia.

Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group's share capital in 2007 and 2008, 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of (pound)5.98 per share and total cost of (pound)112.5 million in the first five months. All of these shares were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value, than sporadic buy-backs. We are currently running at an annual rate of share buybacks of slightly less than 4%.

Professionally, the parent company's objectives continue to be to encourage greater co-ordination and co-operation between Group



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


AGM-Trading Statement


companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications.

In addition, we seek to continue to improve our creative product in as broadly a defined sense as possible, by recruiting, developing and retaining excellent talent, acquiring outstanding creative businesses, recognising and celebrating creative success. Significant progress was made at the Advertising Festival in Cannes last week, for example.

Looking ahead, you will not need me to remind you that commentators are just about unanimous in their belief that the world economy is in for a bumpy ride. But, perhaps unexpectedly, it is at times like this that we should be particularly appreciative of the unusual nature of this group.

We have often referred to the diversity of WPP - to its many different companies that specialise in almost as many different skills; companies that are staffed by some 100,000 men and women in 100 different countries covering an astonishing range of talents and disciplines. It is to those talented people that we owe the successes of 2007 and so far in 2008 that I have reported here. On behalf of both our management and our share owners, it gives me great pleasure to acknowledge them now and thank them for all that they've collectively achieved.

But it is also this very diversity that gives us confidence for the future. As a group, we are crucially dependent on no single continent, on no single business sector and on no single communications discipline. In times of change, it's inevitable that the balance of demand for our skills will also change; but the underlying demand will still be there. We believe we should recognise our good fortune - and perhaps even our good



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AGM-Trading Statement


management? - in being so evenly represented: both in function and in geography.


For further information, please contact:

Sir Martin Sorrell}
Paul Richardson   }                                          44 (0) 20 7408 2204
Feona McEwan      }

Fran Butera                                                     (1) 212 632 2235


www.wpp.com
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Important Information

Forward-looking Statement
This statement includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding WPP's intentions, beliefs or current expectations concerning, among other things, WPP's results of operations, financial condition, liquidity, prospects, growth, strategies and the outlook for relevant markets. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this statement reflect WPP's view with respect to future events as of the date of this release and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this statement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release. Information in this statement should not be relied upon as a guide to future performance.



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